Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 14, 2024

VIA EDGAR CORRESPONDENCE

Brian Szilagyi
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOX Review of First Trust Exchange-Traded AlphaDEX Fund
(File No. 811-22019)

Dear Mr. Szilagyi:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds included within the First Trust Exchange-Traded AlphaDEX Fund (the “Trust”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Report for the fiscal years ended July 31, 2023 (each, an “Annual Report” and collectively, the “Annual Reports”) as filed on Form N-CSR with the Staff on October 6, 2023.

Comment 1

The Staff noted that reviewing the “Notes to the Financial Statements,” both the management fee schedule for each Fund as well as certain terms to the expense reimbursement, fee waiver and recovery agreement were updated effective November 1, 2022. During the Staff’s review of the Post-Effective Amendment No. 44 on Form N-1A (file no. 333-140895) for the Registrant on November 28, 2022, the Staff did not see updates to the advisory fee agreement and expense limitation agreement that were filed as exhibits. Please file amended agreements with the Registrant’s next Post-Effective Amendment on Form N-1A.

Response to Comment 1

The Registrant confirms the Second Amended and Restated Expense Reimbursement and Fee Waiver Agreement, dated November 1, 2022, will be filed with the Registrant’s next Post-Effective Amendment on Form N-1A.

Comment 2

Please explain whether any of the creation and redemption fees charged by the Funds are retained by the Funds. If so, please disclose the accounting policy for the fees and also explain and disclose whether any fees are paid to related parties.

Response to Comment 2

The Registrant confirms that the creation and redemption fees charged by the Funds are not retained by the Funds. The flat fee charged per order is retained by the service provider for processing the order. As such, no fees are paid to related parties.

Comment 3

For First Trust Large Cap Core AlphaDEX® Fund, the Fund reported in Item C.3(b)(ii)(1) and (2) of Form N-CEN that the annualized difference between the Fund’s total return and the index’s return during the reporting period before and after taking account fees and expenses was 0.01% and (0.64)%, respectively. Please confirm if the disclosure for Item C.3(b)(ii)(1) is accurate with an explanation of the basis for the diversion, and if not, please explain how the issue will be corrected. The Staff notes this comment is applicable to other Funds as well.

Response to Comment 3

The Registrant confirms it has reviewed the calculation for Item C.3(b)(ii)(1). The Registrant confirms the disclosure is accurate. For First Trust Large Cap Core AlphaDEX® Fund the diversion between 0.01% and (0.64)% is a result of the Fund’s 7/31/23 fiscal year expense ratio of 0.60% and the compounding effect of the expense ratio. The same is true for other Funds based on each Fund’s expense ratio and the compounding effect of the expense ratio. Fund expenses are accrued daily, and over the course of a year, each day’s expenses reduce a Fund’s net asset value. When calculating the response for Item C.3(b)(ii)(1) for First Trust Large Cap Core AlphaDEX® Fund, the compounding effect of reducing the Fund’s net asset value each day equated to 0.05% when compared to the index’s return which does not charge an expense ratio.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

First Trust Exchange-Traded AlphaDEX Fund

File Number	Fund Name	FYE Reviewed
811-22019	First Trust Consumer Discretionary AlphaDEX® Fund (FXD)	7/31/2023
811-22019	First Trust Consumer Staples AlphaDEX® Fund (FXG)	7/31/2023
811-22019	First Trust Energy AlphaDEX® Fund (FXN)	7/31/2023
811-22019	First Trust Financials AlphaDEX® Fund (FXO)	7/31/2023
811-22019	First Trust Health Care AlphaDEX® Fund (FXH)	7/31/2023
811-22019	First Trust Industrials/Producer Durables AlphaDEX® Fund (FXR)	7/31/2023
811-22019	First Trust Materials AlphaDEX® Fund (FXZ)	7/31/2023
811-22019	First Trust Technology AlphaDEX® Fund (FXL)	7/31/2023
811-22019	First Trust Utilities AlphaDEX® Fund (FXU)	7/31/2023
811-22019	First Trust Large Cap Core AlphaDEX® Fund (FEX)	7/31/2023
811-22019	First Trust Mid Cap Core AlphaDEX® Fund (FNX)	7/31/2023
811-22019	First Trust Small Cap Core AlphaDEX® Fund (FYX)	7/31/2023
811-22019	First Trust Large Cap Value AlphaDEX® Fund (FTA)	7/31/2023
811-22019	First Trust Large Cap Growth AlphaDEX® Fund (FTC)	7/31/2023
811-22019	First Trust Multi Cap Value AlphaDEX® Fund (FAB)	7/31/2023
811-22019	First Trust Multi Cap Growth AlphaDEX® Fund (FAD)	7/31/2023
811-22019	First Trust Mid Cap Value AlphaDEX® Fund (FNK)	7/31/2023
811-22019	First Trust Mid Cap Growth AlphaDEX® Fund (FNY)	7/31/2023
811-22019	First Trust Small Cap Value AlphaDEX® Fund (FYT)	7/31/2023
811-22019	First Trust Small Cap Growth AlphaDEX® Fund (FYC)	7/31/2023